# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAFE BULKERS, INC., CIK 0001434754
CUSIP: Y7388L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: APT. D11, LES ACANTHES, 6, AVENUE DES CITRONNIERS, MONACO, Monaco (O9), MC98000
Date of event which requires filing of this statement: 05/18/2026
Amends the filing with accession number 0000930413-13-005551
Filed by CIK 0001454685
Persons authorized to receive notices and communications: Ioannis Bertsis, Vorini Holdings Inc., Apt. No. D11, Les Acanthes 6 Avenue des, Citronniers, Monaco (O9), MC98000, 377 93 25 05 75

## Reporting persons
- Vorini Holdings Inc. (CIK 0001454685): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 19,426,015; shared voting power 0; sole dispositive power 19,426,015; shared dispositive power 0; aggregate amount beneficially owned 19,426,015 (19.1% of the class)
  Comment: This calculation is based on 101,826,580 shares of common stock, par value $0.001 (the "Common Stock") of Safe Bulkers, Inc. (the "Issuer") outstanding as of May 15, 2026.
- Polys Hajioanno (CIK 0001969781): type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); source of funds: other (OO); sole voting power 48,381,427; shared voting power 0; sole dispositive power 48,381,427; shared dispositive power 0; aggregate amount beneficially owned 48,381,427 (47.5% of the class)
  Comment: * Includes shares owned indirectly through Vorini Holdings Inc. ("Vorini"), which is controlled by Polys Hajioannou, and Bellapais Maritime Inc. ("Bellapais"), Kyperounta Maritime Inc. ("Kyperounta"), Lefkoniko Maritime Inc. ("Lefkoniko"), Akamas Maritime Inc. ("Akamas") and Chalkoessa Maritime Inc. ("Chalkoessa"), which are each wholly owned by Polys Hajioannou.
  
  This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.
- Bellapais Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.9% of the class)
  Comment: * This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.
- Kyperounta Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.9% of the class)
  Comment: * This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.
- Lefkoniko Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.9% of the class)
  Comment: * This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.
- Akamas Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,555,412; shared voting power 0; sole dispositive power 8,555,412; shared dispositive power 0; aggregate amount beneficially owned 8,555,412 (8.4% of the class)
  Comment: * This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.
- Chalkoessa Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 5,400,000; shared voting power 0; sole dispositive power 5,400,000; shared dispositive power 0; aggregate amount beneficially owned 5,400,000 (5.3% of the class)
  Comment: * This calculation is based on 101,826,580 shares of Common Stock outstanding as of May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SAFE BULKERS, INC.
Address of issuer's principal executive offices: APT. D11, LES ACANTHES, 6, AVENUE DES CITRONNIERS, MONACO, Monaco (O9), MC98000
Comment:
This Amendment No. 7 (the "Amendment No. 7") amends the Report on Schedule 13D originally filed on November 25, 2013 (the "Original 13D", and as amended by Amendment No. 1 to Schedule 13D filed on December 24, 2013, Amendment No. 2 to Schedule 13D filed on December 15, 2014, Amendment No. 3 to Schedule 13D filed on December 12, 2016, Amendment No. 4 to Schedule 13D filed on December 11, 2017, Amendment No. 5 to Schedule 13D filed on November 22, 2019 and Amendment No. 6 to Schedule 13D filed on October 15, 2025, the "Amended 13D") by Vorini Holdings Inc. ("Vorini"), Polys Hajioannou, Bellapais Maritime Inc. ("Bellapais"), Kyperounta Maritime Inc. ("Kyperounta"), Lefkoniko Maritime Inc. ("Lefkoniko"), Akamas Maritime Inc. ("Akamas"), Chalkoessa Maritime Inc. ("Chalkoessa") (collectively, the "Reporting Persons").

Except as otherwise set forth herein, all items not addressed in this Amendment No.7 remain unchanged in the Amended 13D, and all Items set forth herein are intended to amend and update, as indicated, the corresponding Items of the Amended 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and supplemented by the following:

This Amendment constitutes an exit filing for Nicolaos Hadjioannou and Kition Holding Corp. ("Kition").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following:

Prior to the date hereof, as the result of restructuring of control among members of the family, Nicolaos Hadjioannou is no longer deemed to have the power to vote or direct the vote of (or the power to dispose or direct the disposition of) the shares of Common Stock owned directly by Vorini. Vorini is currently controlled by Polys Hajioannou.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated by the following:

As of May 15, 2026, the Reporting Persons beneficially owned an aggregate of 48,381,427 shares of Common Stock. As of May 15, 2026, there were 101,826,580 shares of Common Stock issued and outstanding. Based on the foregoing, the 48,381,427 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 47.5%.

Vorini, Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 19,426,015, 5,000,000, 5,000,000, 5,000,000, 8,555,412 and 5,400,000 shares of Common Stock, respectively.

By virtue of shares owned indirectly through Vorini, which is controlled by Polys Hajioannou, and Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa, which are each wholly owned by Polys Hajioannou, Polys Hajioannou may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 48,381,427 shares of Common Stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this statement on Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The description in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Within the last 60 days, no reportable transactions were effected by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, Nicolaos Hadjioannou ceased to be the indirect beneficial owner of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

Exhibit
99.7 Joint Filing Agreement, dated as of May 18, 2026, among Vorini Holdings Inc., Polys Hajioannou, Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., and Chalkoessa Maritime Inc.

## Signatures
- Vorini Holdings Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)
- Polys Hajioanno: /s/ Polys Hajioannou, Polys Hajioannou (05/18/2026)
- Bellapais Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)
- Kyperounta Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)
- Lefkoniko Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)
- Akamas Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)
- Chalkoessa Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (05/18/2026)